UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 1

WESTLAKE CHEMICAL PARTNERS LP
(Name of Issuer)
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS, NO PAR VALUE
(Title of Class of Securities)

960417103
(CUSIP Number)

February 14, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 960417103	13D

1	NAMES OF REPORTING PERSONS
TTWF LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,122,230 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,122,230 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,122,230 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Includes (i) 14,122,230 common units representing Westlake Chemical Partners LP (“Issuer”) limited partnership interests held by WPT LLC over which TTWF LP may be deemed to share beneficial ownership.

(2)	Based upon 35,228,134 common units representing Issuer limited partnership interests outstanding as of December 31, 2023, as provided by the Issuer on January 2, 2024.

CUSIP No. 960417103	13D

1	NAMES OF REPORTING PERSONS
TTWFGP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,401,869

	8	SHARED VOTING POWER
14,122,230 (1)

	9	SOLE DISPOSITIVE POWER
1,401,869

	10	SHARED DISPOSITIVE POWER
14,122,230 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,524,099 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes (i) 14,122,230 common units representing Issuer limited partnership interests held by WPT LLC over which TTWFGP LLC may be deemed to share beneficial ownership.

(2)	Based upon 35,228,134 common units representing Issuer limited partnership interests outstanding as of December 31, 2023, as provided by the Issuer on January 2, 2024.

CUSIP No. 960417103	13D

1	NAMES OF REPORTING PERSONS
Albert Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
175,528 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
175,528 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
175,528 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes (i) 166,435 common units representing Issuer limited partnership interests held by Albert Chao, and (ii) 9,093 common units representing Issuer limited partnership interests held by a trust over which Albert Chao may be deemed to share beneficial ownership.

(2)	Based upon 35,228,134 common units representing Issuer limited partnership interests outstanding as of December 31, 2023, as provided by the Issuer on January 2, 2024.

CUSIP No. 960417103	13D

1	NAMES OF REPORTING PERSONS
James Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,908 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,908 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,908 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 13,908 common units representing Issuer limited partnership interests held by James Chao.

(2)	Based upon 35,228,134 common units representing Issuer limited partnership interests outstanding as of December 31, 2023, as provided by the Issuer on January 2, 2024.

CUSIP No. 960417103	13D

1	NAMES OF REPORTING PERSONS
Dorothy C. Jenkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends the Schedule 13D filed by the Reporting Persons with the SEC on April 8, 2019 regarding the Common Units of Westlake Chemical Partners LP (the “Issuer”), a Delaware registered limited partnership.  The Issuer’s principal executive offices are located at 2801 Post Oak Boulevard, Suite 600, Houston, Texas 77056.

Except as specifically provided herein, this Amendment No. 1 to Schedule 13D does not modify any of the information previously reported on the initial Schedule 13D filed by the Reporting Persons on April 8, 2019.  Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the initial Schedule 13D.

Item 2 (a). Name of Person Filing:

This Amendment No. 1 to Schedule 13D is being filed by and on behalf of the following persons (the “Reporting Persons”)*:

(i)	TTWF LP (“TTWF”);
(ii)	TTWFGP LLC (“TTWFGP”);
(iii)	Albert Chao;
(iv)	James Chao; and
(v)	Dorothy C. Jenkins.

Westlake Corporation (“Westlake”) owns 100% of Westlake Olefins LLC, which owns 100% of Westlake Chemical Investments, Inc., which owns 100% of Westlake Polymers LLC, which owns 100% of WPT LLC (“WPT”), which is the holder of record of 14,122,230 Common Units. TTWF is the holder of record of 92,010,554 shares of common stock of Westlake and may be deemed to share beneficial ownership of the Common Units of which WPT is the record owner. TTWFGP serves as the general partner of TTWF and may be deemed to share beneficial ownership of the Common Units of which WPT is the record owner.

Two trusts held for the benefit of the members of the Chao family – including Albert Chao, James Chao and Dorothy C. Jenkins – are the managers of TTWFGP.  The limited partners of TTWF are five trusts held principally for the benefit of the members of the Chao family, including Albert Chao, James Chao and Dorothy C. Jenkins, and two corporations owned, directly or indirectly, by certain of these trusts and by other entities owned by the Chao family, including Albert Chao, James Chao and Dorothy C. Jenkins.

Based on consideration of the governance principles applicable to TTWF and TTWFGP, Albert Chao, James Chao and Dorothy C. Jenkins are not the beneficial owners of any Common Units directly held or beneficially owned by TTWF or TTWFGP.

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 1 to Schedule 13D is being filed on behalf of each of them.

Item 2 (c). Present Principal Occupation or Employment:

(i)	TTWF is a private investment holding company.
(ii)	TTWFGP is a private investment management company.
(iii)	Albert Chao is President and Chief Executive Officer of Westlake, with its principal address at 2801 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.
(iv)	James Chao is Chairman of the Board of Directors of Westlake, with its principal address at 2801 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.
(v)	Dorothy C. Jenkins is a former Director of Westlake, with its principal address at 2801 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.

Item 5. Interest in Securities of the Issuer.

(a)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages hereto are herein incorporated by reference. The Reporting Persons beneficially own the Common Units reported herein. There were 35,228,134 Common Units outstanding as of December 31, 2023, as provided by the Issuer on January 2, 2024.

(b)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages hereto are herein incorporated by reference.

TTWF may be deemed to share beneficial ownership of the 14,122,230 Common Units of which WPT is the record owner.

TTWFGP is the record owner of 1,401,869 Common Units and, as the general partner of TTWF, may be deemed to share beneficial ownership of the 14,122,230 Common Units of which WPT is the record owner.

Albert Chao is the record owner of 166,435 Common Units and may be deemed to beneficially own 9,093 Common Units representing Issuer limited partnership interests held by a trust over which Albert Chao may be deemed to share beneficial ownership.  Based on consideration of the governance principles applicable to TTWF and TTWFGP, Albert Chao is not the beneficial owner of any Common Units directly held or beneficially owned by TTWF or TTWFGP.

James Chao is the record owner of 13,908 Common Units.  Based on consideration of the governance principles applicable to TTWF and TTWFGP, James Chao is not the beneficial owner of any Common Units directly held or beneficially owned by TTWF or TTWFGP.

Based on consideration of the governance principles applicable to TTWF and TTWFGP, Dorothy C. Jenkins is not the beneficial owner of any Common Units directly held or beneficially owned by TTWF or TTWFGP.

(c)	The Reporting Persons have not effected any transactions in the Common Units during the past sixty days.

(d)	Not applicable.

(e)	As of the date hereof, Albert Chao, James Chao and Dorothy C. Jenkins have ceased to be treated as the beneficial owners of more than five percent of the class of securities.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

TTWF LP

By:	TTWFGP LLC its General Partner

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

James Chao

By:	/s/ James Chao
James Chao

Dorothy C. Jenkins

By:	/s/ Dorothy C. Jenkins
Dorothy C. Jenkins

Albert Chao

By:	/s/ Albert Chao
Albert Chao

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned agree that the foregoing Amendment No. 1 to Schedule 13D (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Date: February 14, 2024

TTWF LP

By:	TTWFGP LLC its General Partner

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

James Chao

By:	/s/ James Chao
James Chao

Dorothy C. Jenkins

By:	/s/ Dorothy C. Jenkins
Dorothy C. Jenkins

Albert Chao

By:	/s/ Albert Chao
Albert Chao